
January 15, 2021

Ronald F. Clarke
Chief Executive Officer
Fleetcor Technologies, Inc.
3280 Peachtree Road, Suite 2400
Atlanta, GA 30305

      Re: Fleetcor Technologies, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2019
           Filed March 2, 2020
           File No. 1-35004

Dear Mr. Clarke:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Trade & Services

cc: Joel May